December 23, 2005

Mr. John Reynolds
Office of Small Business
U.S. Securities & Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Dhanoa Minerals Ltd.
Amendment No. 1 to Registration Statement on Form SB-2
Filed December 21, 2005
File No. 333-129864

Dear Mr. Reynolds:

We represent Dhanoa Minerals Ltd. We are in receipt of your letter dated December 22, 2005 and the following sets forth our comments to same:

Financial Statements

Notes to Financial Statements

Note 1(H) – Foreign Currency Translation, F-7

1.

We read your response and revised disclosure relating to our prior comment 2. Based on your disclosure, where you indicated there was a translation gain ($2,912) as a result of translating your Canadian deposits into US dollars, it is clear that your reporting currency is the US dollar and your functional currency is the Canadian dollar. Translating amounts from your functional currency to your reporting currency would result in translation gains or losses. Translation gains or losses would not be included in determining net income (i.e. the statement of operations), but should be reported in other comprehensive income (i.e. a component of the statement of stockholders’ equity). Please review paragraphs 5 (determination of functional currency) and 12 and 13 (accounting for translation adjustments) of SFAS 52 and revise your financial statements and policy note accordingly.

Answer:

Please be advised that the Company’s accounts are kept in United States Dollars (the functional and reporting currency). The Company used the following factors in appendix A of SFAS 52 to determine that the US$ is the functional currency:

A. Cash Flow - The cash accounts are dominated in US$'s

B. Expense indicators - The assets, liabilities and expenses are settled in US$'s.

The Company reported a transaction gain from the conversion of Canadian deposits from the private placement offering to the functional currency, the US$. There were no translation gain or losses as the company's assets, liabilities, stockholders equity and expenses are kept in US $'s.

The footnote has been revised to more clearly indicate the functional and reporting currency of the Company.

Other Regulatory

3.	Please provide a current consent of the independent accountants in any amendment to the registration statement.

Answer:	An updated consent of the independent auditors has been included in this amendment.

Very truly yours,

ANSLOW & JACLIN, LLP

By:__/s/ Gregg E. Jaclin_________
GREGG E. JACLIN